                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934

                               A.T. CROSS COMPANY
                               ------------------
                                (Name of Issuer)

                      Class A Common Stock, $1.00 Par Value
                      -------------------------------------
                         (Title of class of securities)

                                    227478104
                                    ---------
                                 (CUSIP number)

                                 April 30, 2003
-----------------------------------------------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]      Rule 13d-1(b)
                  [x ]      Rule 13d-1(c)
                  [  ]      Rule 13d-1(d)

* The  remainder  of this cover  page  shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of Section 18 of the  Securities
Exchange  Act of 1934 ("Act") or otherwise  subject to the  liabilities  of that section of the Act but shall be subject to all other provisions of the
Act (however, see the Notes).

                 (A fee is not being paid with this statement.)

         1)       Name of Reporting Person.  Noel M. Field, Jr.
                                             -------------------
         2)       Check the Appropriate box if a Member of a Group (See Instructions).

                        (a)      |_|
                        (b)      |_|

         3)       SEC Use Only......................................

         4)       Citizenship or Place of Organization.       United States
                                                         -------------------------------

Number of                      (5)  Sole Voting Power:  None
Shares Beneficially                                     ----
Owned By                       (6)  Shared Voting Power:  831,000 (1,733,400 if Class B common
Each Report-                                              ------------------------------------
ing Person                     stock beneficially owned is converted to Class A common stock)
With                           --------------------------------------------------------------
                               (7)  Sole Dispositive Power:  None
                                                             ----
                               (8)  Shared Dispositive Power: 831,000 (1,733,400 if Class B
                                                              -----------------------------
                               common stock beneficially owned is converted to Class A common
                               --------------------------------------------------------------
                               Stock)
                               ------

         9)       Aggregate Amount Beneficially Owned by Each Reporting Person.   1,733,400 (assumes conversion of all outstanding
                                                                                 --------------------------------------------------
Class B common stock to Class A common stock.
---------------------------------------------

         10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
                                Not applicable.

         11)      Percent of Class Represented by Amount in Row 9. 11.3% (assumes conversion of all outstanding Class B common stock
                                                                   -----------------------------------------------------------------
to Class A common stock held by Reporting Person).
--------------------------------------------------

         12)      Type of Reporting Person (See Instructions).  IN
                                                                --
Item 1(a).        Name of Issuer.
                  --------------
                  A.T. Cross Company.

Item 1(b).        Address of Issuer's Principal Executive Offices.
                  -----------------------------------------------
                  One Albion Road, Lincoln, Rhode Island 02865.

Item 2(a).        Name of Person Filing.
                  ---------------------
                  Noel M. Field, Jr.
Item 2(b).        Address of Principal Business Office.
                  ------------------------------------

                  Hinckley, Allen & Snyder LLP
                  1500 Fleet Center
                  Providence, RI 02903

Item 2(c).        Citizenship.
                  -----------
                  United States.

Item 2(d).        Title of Class of Securities.
                  ----------------------------
                  Class A Common Stock, $1.00 Par Value.

Item 2(e).        CUSIP Number.
                  ------------
                  227478104

Item 3.           Not applicable.

Item 4.           Ownership.
                  ---------

The securities reported on herein are held in trust by the W. Russell Boss, Jr.,
Trust B for which Noel M Field, Jr. acts as co-trustee.

                  (a)      Amount Beneficially Owned.
                           -------------------------

                           831,000 shares of Class A Common Stock.

                           902,400 shares which may be acquired by conversion of Class B Common Stock.

                  (b)      Percent of Class. The shares of Common Stock beneficially owned by the Trust for which Mr. Field acts as
                           ----------------
co-trustee represent 11.3% (assumes conversion of all outstanding shares of Class B common stock to an equal number of shares of
Class A common stock).

                  (c)      Number of shares of Common Stock as to which Mr. Field has:

                     (i)      sole power to vote or to direct the vote:  None
                                                                         ----

                     (ii)     shared power to vote or to direct the vote:  831,000 (1,733,400 if all Class B shares are converted to
                                                                           ---------------------------------------------------------

                                                                           Class A shares).
                                                                           ----------------

                     (iii)    sole power to vote or to direct the vote:  None
                                                                         ----

                     (iv)     shared power to dispose or to direct the disposition of: 831,000 (1,733,400 if all Class B shares are
                                                                                       --------------------------------------------
                                                                                       converted to Class A shares).
                                                                                       -----------------------------

Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------
                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.
                  ---------------------------------------------------------------
                  Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
                  ----------------------------------------------------------------------------------------------------------------
                  Holding Company or Control Person.
                  ---------------------------------
                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.
                  ---------------------------------------------------------
                  Not applicable.

Item 9.           Notice of Dissolution of Group.
                  ------------------------------
                  Not applicable.

Item 10. Certification.
         -------------
                  Not applicable.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,  complete and correct.

Date:    May 8, 2003                        By: /s/ Noel M. Field, Jr.
                                                ----------------------
                                                    Noel M. Field, Jr.